UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 18, 2018

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NOVA SOUTH, 160 VICTORIA STREET LONDON, SW1E 5LB UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: September 18, 2018	By:	/s/ Rachel Agnew

	Name:	Rachel Agnew
	Title:	Company Secretary

If undeliverable please return to: Computershare Investor Services Pty Limited POSTAGE GPO Box 782 Melbourne Vic 3001 PAID Australia AUSTRALIA BHP Billiton Limited Shareholder Pack 2018 Information online General information on BHP and the 2018 Annual Report and Notice of Annual General Meeting can be found online at bhp.com under the Investors section. You can also vote online via bhp.com or at investorvote.com.au or use BHP’s mobile voting service for smartphones. Please see enclosed instructions for more details. 236849_023IAH

All correspondence to: BHP Share Registrar Computershare Investor Services Pty Limited GPO Box 782 Melbourne Victoria 3001 Australia Questions from Shareholders The Annual General Meeting (AGM) of BHP Billiton Limited will be held at the Adelaide Entertainment Centre, Corner Port Road and Adam Street, Hindmarsh, Adelaide, South Australia on Thursday 8 November 2018 at 10:00am (Adelaide time). Shareholders who are unable to attend the meeting, or who prefer to register questions in advance, are invited to submit any questions they have by completing and returning this form. Please return your completed question form to our Share Registrar, Computershare Investor Services Pty Limited, GPO Box 782, Melbourne VIC 3001, or by facsimile to 1800 783 447 (outside Australia +61 3 9473 2555) by Thursday 1 November 2018. The envelope provided for the return of your proxy form may also be used for this purpose. You may also submit written questions to the auditor if the questions are relevant to the content of the auditor’s report or the conduct of the audit of the financial statements to be considered at the AGM. We will endeavour, during the course of the AGM, to address the themes most frequently raised in the submitted question forms. Please note that individual responses will not be sent to shareholders. Question(s): Please mark X if it is a question directed to the auditor 1 2 3 4 5 BHP Billiton Limited A member of the BHP Group which is headquartered in Australia BHPB Registered in Australia ABN 49 004 028 077 236849_023IAH

BHP Billiton Limited Registered in Australia Proxy Form ABN 49 004 028 077 All correspondence to: Computershare Investor Services Pty Limited GPO Box 782 Melbourne Victoria 3001 Australia Enquiries (within Australia) 1300 656 780 (outside Australia) +61 3 9415 4020 Facsimile (within Australia) 1800 783 447 Facsimile (outside Australia) +61 3 9473 2555 LODGEMENT OF YOUR PROXY FORM To be valid, this proxy form must be received by 10:00am (Adelaide time) on Tuesday 6 November 2018. Any proxy form (and any Power of Attorney under which it is signed) received after that time will not be valid for the scheduled meeting. How to complete this proxy form If you are unable to attend the Annual General Meeting to be held in Adelaide on Thursday 8 November 2018 at 10:00am (Adelaide time), you are encouraged to appoint a person or body corporate who will attend as your proxy and exercise your right to vote your shares. If you appoint a body corporate as your proxy, the body corporate should appoint a person as its representative at the Annual General Meeting in accordance with section 250D of the Corporations Act 2001. Appointment of a second proxy A shareholder entitled to cast two or more votes may appoint up to two proxies (whether shareholders or not) to attend the meeting and vote. A separate proxy form should be used for each proxy appointment. An additional proxy form will be supplied on request. Directing your proxy how to vote If you wish to direct your proxy how to vote (or to abstain from voting) on any resolution, place a mark (“X”) in the “For”, “Against” or “Abstain” box for each resolution. If you mark more than one box on a resolution, your vote on that resolution will be invalid. If you mark the “Abstain” box for a particular resolution, you are directing your proxy not to vote on your behalf and your votes will not be counted in computing the required majority. IMPORTANT NOTE: In this proxy form, BHP Billiton Limited and BHP Billiton Plc together are referred to as BHP. The key management personnel (‘KMP’) of BHP (which includes each of the Directors) and their closely related parties will not be able to vote as your proxy on Items 7, 8 and 9 unless you tell them how to vote or, if the Chairman of the Meeting is your proxy, you expressly authorise him to vote even though Items 7, 8 and 9 are connected with the remuneration of the KMP. If you intend to appoint a member of the KMP as your proxy, you can direct them to vote for or against or to abstain from voting on Items 7, 8 and 9 by marking the appropriate boxes on the proxy form. Signing Instructions You must sign this proxy form as follows in the spaces provided: Individual: Where the holding is in one name, the proxy form must be signed by the shareholder or the shareholder’s attorney. Joint holding: Where the holding is in more than one name, all of the shareholders should sign. Power of Attorney: To sign under Power of Attorney, you must have already lodged the Power of Attorney with the Share Registrar for notation. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this proxy form when you return it. Companies: Where the company has a Sole Director who is also the Sole Company Secretary, this proxy form must be signed by that person. If the company (in accordance with section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can sign alone. Otherwise this proxy form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place. If a representative of a company shareholder or a company proxy is to attend the meeting the appropriate “Appointment of Corporate Representative Form” should be produced prior to or on admission. This form may be obtained from the Share Registrar. Internet and Mobile voting Go to bhp.com or investorvote.com.au then follow the instructions. You can also go directly to investorvote.com.au by scanning the QR Code below with your smartphone. To access these services you will require the Control Number, your Securityholder Reference Number (SRN) or Holder Identification Number (HIN), and postcode, each of which is printed at either the top or bottom of this form. Any questions? If you have any questions on how to complete this proxy form or you would like an additional form, please call: 1300 656 780 (within Australia), +61 3 9415 4020 (outside Australia). Documents may be lodged: BY MAIL VIA THE INTERNET BY SMARTPHONE IN PERSON OR FAX bhp.com or Scan QR Code Share Registrar Share Registrar investorvote.com.au Computershare Investor Services Computershare Investor Services (refer Internet and Mobile Voting Pty Limited Pty Limited, Yarra Falls, instructions above) GPO Box 782 Melbourne Victoria 3001 Australia 452 Johnston Street, Abbotsford Melbourne Victoria 3067 Australia Within Australia 1800 783 447 Outside Australia +61 3 9473 2555 BHPB 236849_023IAH

Appointment of Proxy I/We being a member/s of BHP Billiton Limited and entitled to attend and vote hereby appoint the Chairman Write here the name of the person (or body corporate) you are of the Meeting OR appointing if this person is someone other than the Chairman (mark box with an ‘X’) of the Meeting. or failing attendance at the Meeting of the person or body corporate named above, or if no person is named, the Chairman of the Meeting, to act generally at the Meeting on my/our behalf and to vote in accordance with the directions on this proxy form or, if no directions have been given and to the extent permitted by law, as he or she sees fit, at the Annual General Meeting of BHP Billiton Limited to be held at the Adelaide Entertainment Centre, Corner Port Road and Adam Street, Hindmarsh, Adelaide, South Australia on Thursday 8 November 2018 at 10:00am (Adelaide time) and at any adjournment or postponement thereof. IMPORTANT NOTE: The Chairman of the Meeting intends to vote available proxies in favour of each item of business. If the Chairman of the Meeting is your proxy (or becomes your proxy by default), by signing and returning this form you expressly authorise the Chairman of the Meeting to exercise your proxy on Items 7, 8 and 9 even though the Items are connected with the remuneration of a member of key management personnel. If you appoint the Chairman of the Meeting as your proxy, you can direct the Chairman to vote for or against or abstain from voting on Items 7, 8 and 9 by marking the appropriate box below. t s a i n Voting directions to your proxy r Please mark X (within the box) to indicate your directions Fo Ag Abstain 1 To receive the 2018 Financial Statements and Reports for BHP 2 To reappoint KPMG LLP as the auditor of BHP Billiton Plc 3 To authorise the Risk and Audit Committee to agree the remuneration of the auditor of BHP Billiton Plc 4 To approve the general authority to issue shares in BHP Billiton Plc 5 To approve the authority to allot equity securities in BHP Billiton Plc for cash 6 To authorise the repurchase of shares in BHP Billiton Plc 7 To approve the 2018 Remuneration Report other than the part containing the Directors’ remuneration policy 8 To approve the 2018 Remuneration Report 9 To approve the grant to the Executive Director 10 To approve the change of name of BHP Billiton Limited and BHP Billiton Plc 11 To re-elect Terry Bowen as a Director of BHP 12 To re-elect Malcolm Broomhead as a Director of BHP 13 To re-elect Anita Frew as a Director of BHP 14 To re-elect Carolyn Hewson as a Director of BHP 15 To re-elect Andrew Mackenzie as a Director of BHP 16 To re-elect Lindsay Maxsted as a Director of BHP 17 To re-elect John Mogford as a Director of BHP 18 To re-elect Shriti Vadera as a Director of BHP 19 To re-elect Ken MacKenzie as a Director of BHP PLEASE SIGN HERE This section must be signed in accordance with the instructions overleaf to enable your directions to be implemented. Individual or Shareholder 1 Shareholder 2 Shareholder 3 Individual/Sole Director and Sole Company Secretary Director/Company Secretary Director / / Contact Name Contact Daytime Telephone Date In addition to signing the proxy form in the above box(es) please provide the information above in case we need to contact you. B H P B 236849A XX 236849_023IAH